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06007904

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue
(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Montgomery (212) 412-5903
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mc 7/12

OATH OR AFFIRMATION

I, Michael Montgomery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Capital Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

VINCENT M. PINI
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES MAY 04, 200

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barclays Capital Inc. and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2005

Barclays Capital Inc. and Subsidiary
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Barclays Capital Inc. and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Barclays Capital Inc. and Subsidiary at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Barclays Capital Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2005

(in thousands of dollars)

Assets	
Cash and cash equivalents	$ 96,144
Cash and securities segregated in compliance with federal and other regulations	3,401,803
Receivables from brokers, dealers and clearing organizations	5,427,999
Receivables from customers	1,063,306
Securities purchased under agreements to resell	59,884,439
Securities borrowed	77,657,377
Securities owned, at fair value	30,990,963
Securities owned, pledged to counterparties	15,264,979
Accrued interest and dividend receivables	563,429
Exchange memberships - at cost (market value $15,946)	5,484
Other assets	80,873
Total assets	$ 194,436,796
Liabilities and Stockholder's Equity	
Securities sold under agreements to repurchase	$ 123,032,958
Securities loaned	29,880,605
Short-term borrowings	4,347,715
Payables to brokers, dealers and clearing organizations	8,885,985
Payables to customers	3,161,237
Securities sold, but not yet purchased, at fair value	23,136,048
Accrued interest and dividend payables	445,806
Other liabilities	389,767
	193,280,121
Commitments and contingencies (see Note 13)	
Subordinated debt	487,000
Stockholder's equity	669,675
Total liabilities and stockholder's equity	$ 194,436,796

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization

The consolidated statement of financial condition includes the accounts of Barclays Capital Inc. and its wholly-owned subsidiary, Barclays Business Credit LLC (the "Subsidiary").

Barclays Capital Inc. (the "Company") is a registered securities broker-dealer and futures commission merchant ("FCM"). The Company is headquartered in New York, with financial futures operations in Chicago and additional registered domestic branch offices in Boston, Miami and San Francisco. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, official institutions and central banks. The Company is ultimately wholly owned by Barclays Bank PLC ("BBPLC"), an English company.

The Company is the BBPLC's "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, international debt securities, and other corporate related securities and securities lending. The Company is also a primary dealer in U.S. government securities.

The Subsidiary manages an existing lease portfolio.

2. Significant Accounting Policies

Basis of Presentation
This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated in consolidation. The U.S. Dollar is the functional currency of the Company.

Securities Transactions
Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Securities owned, securities sold, but not yet purchased, financial futures and options on financial futures are valued at fair value. Forward contracts and swaps are valued at estimated fair value. The amounts representing the unrealized valuation gains and losses on derivative financial instruments are reflected in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and clearing organizations.

Securities Purchased/Sold Under Agreements to Resell/Repurchase
Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are treated as collateralized financing transactions for financial statement purposes, are carried at the amounts at which the securities will subsequently be resold or repurchased, plus accrued interest, which approximates fair value. The Company's policy for securities purchased under agreements to resell is to take possession of the securities. The Company monitors daily the market value of the collateral acquired as compared to the amounts due under the resale agreements, including accrued interest, and requires additional collateral to correct any material deficiency.

The Company offsets securities purchased under agreements to resell and securities sold under agreements to repurchase with the same counterparty to the extent they are executed under legally enforceable netting agreements that meet the accounting requirements of right of offset.

Securities Borrowed/Loaned
Securities borrowed and securities loaned, which are treated as collateralized financings for financial statement purposes, are carried at the amounts at which the securities will subsequently be returned, plus accrued interest, which approximates fair value. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables From/Payables to Brokers, Dealers and Clearing Organizations
Receivables from/payables to brokers, dealers and clearing organizations consist primarily of margin balances and amounts related to the settlement of unsettled securities trades.

Provision for Lease Losses
The Subsidiary performs an annual impairment analysis on the outstanding leases. The Subsidiary maintains a loss provision based on adverse situations that may affect the counterparties' ability to repay and other relevant factors. This evaluation is inherently subjective as it may require material estimates including the amount and timing of future cash flows expected to be received and may be susceptible to significant change.

Income Taxes
The results of operations of the Company and its Subsidiary are included in the federal consolidated income tax return of Barclays Group US Inc. The Company and its Subsidiary also file state income tax returns in Massachusetts, Pennsylvania, Illinois, Florida, and Connecticut, and are included in a California unitary tax return and combined New York State and New York City returns with affiliated companies. The Company has an intercompany tax sharing agreement under which it computes and settles its income tax benefit/liability.

Cash and Cash Equivalents
Cash and cash equivalents consists of cash and highly liquid investments with maturities of generally less than three months.

Use of Estimates
The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

3. Cash and Securities Segregated in Compliance with Federal and Other Regulations

Cash of $1,146,767,000 and money market shares with a market value of $412,000,000 are segregated under the Commodity Exchange Act.

Additionally, U.S. government securities with a market value of $1,843,036,000 are segregated in special reserve bank accounts under Rule 15c3-3 of the Securities and Exchange Commission.

4. Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

Securities owned and securities sold, but not yet purchased, as reported on the consolidated statement of financial condition at December 31, 2005 consist of trading securities at fair value as follows (in thousands):

	Securities Owned	Securities Sold, but not yet Purchased
United States government and agency obligations	$ 16,360,544	$ 21,729,137
Mortgage-backed securities	10,722,646	47,570
Corporate securities	2,622,884	1,354,338
Asset-backed securities	1,284,889	5,003
	$ 30,990,963	$ 23,136,048

Securities sold, but not yet purchased, represent obligations of the Company to deliver a specified security at a contracted price, thereby creating a liability to purchase that security at current market prices. The Company has recorded this liability in the consolidated statement of financial condition as of December 31, 2005 at fair value. However, these transactions may result in market risk if the market price of the securities increases subsequent to December 31, 2005. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

5. Securities Owned, Pledged to Counterparties

Securities owned, pledged to counterparties, as reported on the consolidated statement of financial condition as of December 31, 2005, consist of trading securities at fair value as follows (in thousands):

United States government and agency obligations	$ 15,264,245
Corporate securities	734
	$ 15,264,979

6. Other Assets

At December 31, 2005, other assets primarily consist of leases managed by the Subsidiary totaling $45,948,000, net of provisions of $2,491,000.

7. Income Taxes

At December 31, 2005, the Company had $0 net deferred tax assets. This balance was comprised of deferred tax assets of $146,031,000 resulting from items deducted at an earlier time for book versus tax purposes primarily related to deferred compensation, other accruals and reserves, accrued but unpaid interest to related parties and the tax benefit of net operating losses. These deferred tax assets were offset by deferred tax liabilities of $46,315,000 resulting primarily from the book versus tax differences in the accounting for leases and a valuation allowance of $99,716,000. For book purposes, the leased assets are accounted for as a lease receivable with lease amortization income under Statement of Financial Accounting Standards ("SFAS") No. 13, "*Accounting for Leases*." For tax purposes, the leased assets are reported as fixed assets with associated rental income.

8. Short-Term Borrowings

At December 31, 2005, short-term borrowings consist of loans payable to affiliates plus accrued interest of $4,347,715,000. The loans bear interest at rates based upon the London Interbank Offering Rate.

9. Subordinated Debt

At December 31, 2005, the Company had $487,000,000 of subordinated debt from BBPLC. The loans bear interest at rates based upon the London Interbank Offered Rate. Subordinated debt is comprised of $287,000,000 with a maturity date of June 2009 and $200,000,000 with a maturity date of July 2007.

At December 31, 2005, the subordinated debt has been approved by the National Association of Securities Dealers, Inc. for inclusion in computing net capital pursuant to the Securities and Exchange Commission's net capital rule. Subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital requirements governing the withdrawal of subordinated debt.

The Company also has a subordinated revolving line of credit with BBPLC for $400,000,000, which will expire in June 2009. At December 31, 2005, there were no advances outstanding.

10. Transactions With Affiliated Companies

The Company enters into securities transactions with affiliates. At December 31, 2005, the following balances with such affiliates were included in the consolidated statement of financial condition in the following line items (in thousands):

Receivables from brokers, dealers and clearing organizations	$ 1,813,846
Receivables from customers	36,818
Securities purchased under agreements to resell	51,330,682
Securities borrowed	8,573,998
Accrued interest and dividend receivables	17,169
Securities sold under agreements to repurchase	76,536,663
Securities loaned	26,569,082
Short-term borrowings	4,301,604
Payables to brokers, dealers and clearing organizations	6,158,022
Payables to customers	20,673
Accrued interest and dividend payables	9,121

Other assets include receivables of $9,544,000 from affiliates. Other liabilities include payables of $9,644,000 to affiliates.

Affiliates provide substantially all operational and support services to the Company and its Subsidiary under service agreements.

11. Benefit Plans

Pension Plan

The Company and its Subsidiary provide pension benefits for eligible employees through a defined benefit pension plan of an affiliate. Substantially all employees participate in the pension plan on a non-contributing basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code.

The following tables set forth the plan's information at December 31, 2005 (in thousands):

Projected benefit obligation	$ (38,264)
Fair value of plan assets	31,527
Funded status	$ (6,737)
Accrued benefit cost recognized in the statement of financial condition	$ (6,094)
Accumulated benefit obligation	$ 36,241

The straight-line method of amortization is used for the prior service cost and unrecognized gains and losses.

Weighted-average assumptions used to determine benefit obligations at December 31, 2005	
Discount rate	5.50 %
Rate of compensation increase	4.50 %

The expected rate of return of plan assets for 2006 is 8.00%. This rate of return on assets is determined by calculating a total fund return estimate based on a weighted average of estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as real rate of returns, inflation, credit spreads, equity risk premiums and excess return expectations.

Plan Assets
Weighted-average asset allocation at December 31, 2005 and target for 2006 by asset category are as follows:

Asset category	
Equity securities	61 %
Debt securities	39 %
	100 %

Asset category	**Target 2006**
Equity securities	50-70%
Debt securities	30-50%
Real estate	0-10%
Other	0-10%

The Company's pension fund investment strategy is to invest in a prudent manner for the exclusive purpose of providing benefits to participants. A well defined internal structure has been established to develop and implement a risk-controlled investment strategy that is targeted to produce a total return that, when combined with the Company's contributions to the fund, will maintain the fund's ability to meet all required benefit obligations. Risk is controlled through diversification of asset types and investments in domestic and international equities and fixed income.

401(k) Contribution Plan
The Company has adopted the Barclays Bank PLC Thrift Savings Plan (referred to as the "401(k) Plan") effective January 1, 1980. Once an eligible employee is hired, they are given the opportunity to participate in the 401(k) Plan immediately or during the annual enrollment period. Employees who formally elect to participate may elect contributions of up to 12% of their base pay to be contributed to the plan each pay period, subject to Internal Revenue Service limits. The Company matches the first 6% of the employee contributions to the 401(k) Plan each pay period based on the employee annualized earnings on the date of the match.

Postretirement
The Company follows SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which requires the recognition of postretirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of April 1, 1997 are eligible for postretirement benefits.

12. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance-sheet risk in order to meet financing and hedging needs of customers and to reduce the Company's own exposure to market and interest rate risk in connection with proprietary trading activities. These financial instruments include forward and futures contracts, options on futures contracts and interest rate swaps, and interest rate caps and floors. Each of these financial instruments contains varying degrees of off-balance-sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2005 may, in certain circumstances, be in excess of the amounts recognized in the consolidated statement of financial condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers, used as collateral for bank loans, or failed to receive), the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures), all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, securities loaned and repurchase agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

13. Collateral, Commitments and Contingencies

At December 31, 2005, the approximate market values of collateral received that can be resold or repledged by the Company, excluding the impact of Financial Accounting Standards Board Interpretation ("FIN") 41, were (in thousands):

Sources of collateral	
Securities purchased under agreements to resell	$ 118,487,915
Securities received from securities borrowed transactions	77,612,994
Customers' securities	1,262,645
	$ 197,363,554

At December 31, 2005, the approximate market values of collateral received and other securities owned that were resold or repledged by the Company, excluding the impact of FIN 41, were (in thousands):

Uses of collateral	
Securities sold under agreements to repurchase	$ 149,326,060
Securities loaned	33,090,761
	$ 182,416,821

At December 31, 2005, the Company had unused lines of credit of $1,580,386,000 with an affiliate and $695,000,000 with non-affiliated banks.

In addition, the Company has pledged $46,659,934,000 of securities collateral, under tri-party agreements, which cannot be resold or repledged by the counterparty.

The Company has also pledged $16,500,000 of cash and $1,694,300,000 of its own securities to clearing organizations for trades facilitation purposes. These securities cannot be resold or repledged by the counterparty.

At December 31, 2005, the Company was obligated under a non-cancelable lease for office space, which will expire on May 31, 2009. Minimum rental payments due under the lease are as follows (in thousands):

Year ending December 31,	**Operating Lease Payments**
2006	$ 142
2007	142
2008	142
2009	58
	$ 484

Proceedings, including a class action, have been brought in the U.S. against a number of defendants including BBPLC, and some of its subsidiaries, following the collapse of Enron. In each case, the claims are against groups of defendants. BBPLC considers that the claims against it are without merit and is defending them vigorously. The trial of the class action claims relating to Enron is currently scheduled to begin in October 2006. A court-ordered mediation commenced in September 2003, but no material progress has been made towards a resolution of the litigation, although certain other defendants have reached settlements. In addition, with respect to investigations relating to Enron, BBPLC is continuing to provide information in response to inquiries by regulatory and governmental authorities in the U.S. and elsewhere. It is not possible to estimate BBPLC's possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period. BBPLC has been in negotiations with the staff of the U.S. Securities and Exchange Commission with respect to a settlement of the Commission's investigation of transactions between BBPLC (and its subsidiaries) and Enron. BBPLC has also been in negotiations in the Enron bankruptcy proceedings. BBPLC does not expect that the

amount of any settlement with the Commission or in the bankruptcy proceeding would have a significant adverse effect on its financial position or operating results.

BBPLC and some of its subsidiaries are engaged in various other litigation proceedings both in the U.K. and a number of overseas jurisdictions, including the U.S., involving claims by and against them, which arise in the ordinary course of business. BBPLC does not expect the ultimate resolution of any of the proceedings to which BBPLC and/or its subsidiaries are party to have a significant adverse effect on the financial position of BBPLC and BBPLC has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

The Company itself is involved in a number of judicial and arbitration matters arising in connection with the conduct of its business, including some proceedings related to Enron. The Company's management believes, based on currently available information, that the results of such proceedings will not have a significant adverse effect on the financial condition of the Company.

14. Guarantees

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of December 31, 2005.

15. Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions both as principal and as agent, on behalf of investors, are executed with institutions, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. In the event that counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly affected by volatile trading markets and/or the extent to which such obligations are unsecured.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit exposure and market exposure reporting and control procedures, including marking to market securities and collateral and requiring adjustments of collateral levels as considered

appropriate. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business as considered necessary.

16. Estimated Fair Value of Financial and Derivative Instruments

The Company's securities owned and securities sold, but not yet purchased are carried at fair value. The fair value is generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. Additionally, derivative financial instruments are carried at estimated fair value and the unrealized gains/losses associated with these positions are recorded in the consolidated statement of financial condition.

The Company estimates that the aggregate fair value of other financial instruments recognized on the consolidated statement of financial condition (including securities purchased under agreements to resell and securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables and payables, and short-term and subordinated debt) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Receivables from brokers, dealers and clearing organizations and payables to brokers, dealers and clearing organizations include $207,914,000 and $187,839,000, respectively, representing the fair value of derivative financial instruments.

17. Regulatory Requirements

The Company is a registered securities broker-dealer and FCM and, accordingly, is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC") and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to operate under the alternative method for determining minimum net capital, under which the Company is required to maintain minimum net capital, as defined, of the greater of $250,000 or 2% of aggregate debit items. Additionally, the CFTC requires that an FCM maintain capital of the greater of 8% of customer maintenance margin requirements plus 4% of non-customer maintenance margin requirements, as defined, or $250,000. At December 31, 2005, the Company had net capital of $567,128,000, which was $310,734,000 excess of the amount required of $256,394,000.

In accordance with the SEC's No Action Letter dated November 3, 1998, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB"). The PAIB calculation is completed for a correspondent firm that uses the Company as its clearing broker-dealer in order to classify its assets held by the Company as allowable assets in their net capital calculation. At December 31, 2005, the Company had a reserve requirement for PAIB of $13,787,000 and had deposits of $15,238,000.

As these accompanying consolidated financial statements include the accounts of the Company and its Subsidiary, the amounts differ from those included in the Company's unaudited Form X-17a-5 Part II report, as amended, filed with the SEC ("FOCUS"). The following summarizes the assets and liabilities of the Subsidiary included in the consolidated financial statements, but not consolidated in the Company's FOCUS (in thousands):

Assets	$ 371,830
Liabilities	371,834
Net worth	$ (4)